UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9882 / August 6, 2015

ADMINISTRATIVE PROCEEDING
File No. 3-16530

In the Matter of the Registration Statement of **First Xeris Corp.** **7329 Featherstone Blvd.** **Sarasota, FL 34238** **Respondent.**	**ORDER MAKING FINDINGS AND SUSPENDING THE EFFECTIVENESS OF REGISTRATION STATEMENT PURSUANT TO SECTION 8(d) OF THE SECURITIES ACT OF 1933**

I.

The Securities and Exchange Commission (the "Commission") deems it appropriate and in the public interest to accept the Offer of Settlement (the "Offer") submitted by First Xeris Corp. ("Respondent"), pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on May 11, 2015, pursuant to Section 8(d) of the Securities Act of 1933 (the "Securities Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Suspending the Effectiveness of Registration Statement pursuant to Section 8(d) of the Securities Act of 1933 (the "Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.   RESPONDENT

   1. Respondent is a Florida corporation headquartered in Sarasota, Florida.

   2. On April 22, 2013, Respondent filed a Form S-1 registration statement seeking to register the offer and sale of 3,000,000 common shares in a $39,000 public offering. The registration statement was amended on June 5, 2013, November 7, 2013, December 16, 2013 and December 24, 2013, and became effective on January 8, 2014 (together, the "Registration Statement").

B.   MATERIAL UNTRUE STATEMENTS AND OMISSIONS

   3. The Registration Statement includes untrue statements of material facts and omits to state material facts necessary to make the statements contained therein not misleading, for example:

   a. The Registration Statement states that "[o]ur sole officer and director will be responsible for the business plan development" of a landscaping business. These disclosures are misleading because the plan of Respondent, at all material times, was to combine with another business.

   b. The Registration Statement states that Respondent's sole officer and director "is the only 'parent' and 'promoter' of the company" and will "continue to control the operations of the Company" after the offering. This disclosure is untrue and misleading because Respondent is controlled and/or promoted by an undisclosed control person, parent and/or promoter.

   c. The Registration Statement states that Respondent is "entirely dependent on the efforts of its sole officer and director," and that "[a]ll decisions regarding the management of our affairs will be made exclusively by [the sole officer and director]." The Registration Statement further states that Respondent is "currently operating out of our sole director and officer's office located at [his residence]." These disclosures are untrue and misleading because Respondent's sole officer and director has not engaged in any business activities for Respondent other than opening a corporate bank account, signing documents and contributing to the drafting of the purported business plan, all at the direction of the undisclosed control person.

   d. The Registration Statement states that the "Board of Directors is comprised . . . solely of [Respondent's sole officer and director] who was integral to our business and who is involved in our day to day operations." The Registration Statement also states that Respondent's sole officer and director "is devoting approximately 10-25 hours per week to our operations" and "is prepared to devote more time to our operations as may be required." The Registration Statement further states that "[t]he functions of [an Audit Committee, a Compensation Committee or a Nominating Committee] are being undertaken by our sole director." These disclosures are untrue and misleading because Respondent's sole officer and director has had *de minimis* involvement in and time spent on Respondent's operations.

        e.   The Registration Statement states that Respondent's "sole officer and director . . . will be responsible to market and sell these securities" and that "[i]t is our belief [Respondent's sole officer and director] had such knowledge and experience in financial and business matters that he was capable of evaluating the merits and risks of the investment and therefore did not need the protections offered their [sic] shares under Securities and Act of 1933 [sic], as amended. [Respondent's sole officer and director] certified that he was purchasing the shares for their [sic] own accounts, with investment intent." These disclosures are untrue and misleading because Respondent's sole officer and director did not purchase the shares, had minimal involvement in the marketing and sale of the securities, does not have the described knowledge or experience in financial or business matters, and made no such certification.

        f.   The Registration Statement claims that there was a $9,000 capital contribution by Respondent's sole officer and director on March 26, 2013. This disclosure is untrue and misleading because Respondent's sole officer and director made no such capital contribution and has not received any shares related to Respondent.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 8(d) of the Securities Act, that the effectiveness of the January 8, 2014 Registration Statement filed by the Respondent is suspended.

By the Commission.

Brent J. Fields
Secretary